SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)
Hyatt Hotels Corporation
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
448579102
(CUSIP Number) Lewis M. Linn and Aaron Stern, as Co-Trustees 3555 Timmons Lane, Suite 800 Houston, Texas 77027 (713) 961-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 448579102	SCHEDULE 13D	Page 2 of 13

1.	NAME OF REPORTING PERSON Lewis M. Linn and Aaron Stern, not individually, but solely as co-trustees of the trusts listed on Appendix A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 38,307*
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 38,307*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,307*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

______________________
*   Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 3 of 13

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of October 26, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 4 of 13

EXPLANATORY NOTE: This constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the Reporting Persons with the SEC on August 26, 2010 pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”, together with the Original Schedule 13D, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 2 without being defined herein have the respective meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, $0.01 par value per share, of the Issuer. The address of the principal executive office of the Issuer is 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) This Schedule 13D is being filed by: Lewis M. Linn and Aaron Stern, not individually, but solely as co-trustees of the trusts listed on Appendix A (the “Reporting Persons”).

The address of the principal business and principal office of the Reporting Persons is 3555 Timmons Lane, Suite 800, Houston, Texas 77027. The Reporting Persons are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 4, 2012, a copy of which is attached as Exhibit 1 to this Schedule 13D.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On November 30, 2012, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer resigned as co-trustees of each of the U.S. Situs Trusts.  Lewis M. Linn and Aaron Stern were appointed as co-trustees of certain of such trusts, which are listed on Appendix A hereto (the “Change of Trustee”).  Due to the Change of Trustee, the shares of Common Stock held by the trusts listed on Appendix A hereto are now beneficially owned by Lewis M. Linn and Aaron Stern, solely in their capacity as co-trustees of such trusts.

CUSIP No. 448579102	SCHEDULE 13D	Page 5 of 13

No consideration was paid in connection with the Change of Trustee and the Change of Trustee constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock held by the trusts listed on Appendix A hereto remain shares of Class B Common Stock following the Change of Trustee.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Change of Trustee was completed on November 30, 2012, as described in Item 3 of this Amendment No. 2.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 38,307 shares of Class A Common Stock issuable upon conversion of 38,307 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents less than 0.1% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents less than 0.1% of the total number of shares of Common Stock outstanding and less than 0.1% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 2 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons.

Schedule B attached to this Amendment No. 2 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

The Change of Trustee did not impact the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

(c) The Change of Trustee was completed on November 30, 2012, as described in Item 3 of this Amendment No. 2.

CUSIP No. 448579102	SCHEDULE 13D	Page 6 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On November 30, 2012, Lewis M. Linn and Aaron Stern, not individually, but solely as co-trustees of the trusts listed on Appendix A, executed a joinder to, and thereby became subject to the provisions of, the Global Hyatt Agreement.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by deleting the reference to Exhibit 1 thereof and replacing it with the following:

Exhibit 1
Joint Filing Agreement, dated as of December 4, 2012, by and among Burlington Trust - Oregon Trust #103, Carver Trust - Oregon Trust #184, Signal Trust - Washington Trust #96, Mile Trust - Washington Trust #111, Salmon Trust - Washington Trust #154, Yellow Trust - Washington Trust #155, Chehalis Trust - Washington Trust #156, Wynoochee Trust - Washington Trust #157, Quimalt Trust - Washington Trust #158, Queets Trust - Washington Trust #159, Wind Trust - Washington Trust #160, Aberdeen Trust - Washington Trust #170, Hoquiam Trust - Washington Trust #171, Zesty Trust - Washington Trust #172, Bellingham Trust - Washington Trust #173, Blaine Trust - Washington Trust #174, Chuckanut Trust - Washington Trust #175 and Anacortes Trust - Washington Trust #176, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 448579102	SCHEDULE 13D	Page 7 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012

Lewis M. Linn, not individually,
but solely as co-trustee of the trusts listed on
Appendix A

By:	/S/ LEWIS M. LINN
Name:	Lewis M. Linn
Title:	Co-Trustee

CUSIP No. 448579102	SCHEDULE 13D	Page 8 of 13

Appendix A

Burlington Trust - Oregon Trust #103

Carver Trust - Oregon Trust #184

Signal Trust - Washington Trust #96

Mile Trust - Washington Trust #111

Salmon Trust - Washington Trust #154

Yellow Trust - Washington Trust #155

Chehalis Trust - Washington Trust #156

Wynoochee Trust - Washington Trust #157

Quimalt Trust - Washington Trust #158

Queets Trust - Washington Trust #159

Wind Trust - Washington Trust #160

Aberdeen Trust - Washington Trust #170

Hoquiam Trust - Washington Trust #171

Zesty Trust - Washington Trust #172

Bellingham Trust - Washington Trust #173

Blaine Trust - Washington Trust #174

Chuckanut Trust - Washington Trust #175

Anacortes Trust - Washington Trust #176

CUSIP No. 448579102	SCHEDULE 13D	Page 9 of 13

Schedule A

Certain Information Regarding the
Reporting Persons1

	Class A Common Stock2		Class B Common Stock3		% of Total Common Stock4	% of Total Voting Power5
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Lewis M. Linn and Aaron Stern, not individually, but solely as co-trustees of the trusts listed on Appendix A	—	—	38,307	*	*	*

*  Less than 0.1%.
_______________
1	All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.
2
The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,387,810 shares of the Class A Common Stock outstanding as of October 26, 2012.

3	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.
4
The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.

5
With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 10 of 13

Schedule B

Certain Information Regarding the
Separately Filing Group Members1

	Class A Common Stock2		Class B Common Stock3		% of Total Common Stock4	% of Total Voting Power5
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts6	–	–	–	–	–	–
Trustee of the Non-U.S. Situs Trusts7	–	–	3,447,946	2.9%	2.1%	2.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons8	–	–	20,900,329	17.6%	12.7%	17.0%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons9	–	–	5,698,814	4.8%	3.5%	4.6%
Trustees of the James N. Pritzker Family Trusts10	8,470	*	4,959,289	4.2%	3.0%	4.0%
Trustees of the John A. Pritzker Family Trusts11	–	–	64,941	*	*	*
Trustees of the Linda Pritzker Family Trusts12	–	–	38,307	*	*	*
Trustees of the Karen L. Pritzker Family Trusts13	–	–	8,584,104	7.2%	5.2%	7.0%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons14	10,499	*	10,018,946	8.4%	6.1%	8.1%
Trustees of the Daniel F. Pritzker Family Trusts15	–	–	10,001,457	8.4%	6.1%	8.1%
Trustees of the Anthony N. Pritzker Family Trusts16	–	–	6,186,817	5.2%	3.8%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons17	–	–	17,550,065	14.8%	10.7%	14.3%
Trustees of the Jay Robert Pritzker Family Trusts18	–	–	6,051,483	5.1%	3.7%	4.9%
Trustee of the Richard Pritzker Family Trusts19	–	–	–	–	–	–
Pritzker Family Group Totals	18,969	*	93,502,498	78.8%	57.0%	75.9%

* Less than 1% beneficial ownership
_______________
1	All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.
2
The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,387,810 shares of the Class A Common Stock outstanding as of October 26, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.
4
The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.

5
With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012,

CUSIP No. 448579102	SCHEDULE 13D	Page 11 of 13

which is comprised of  45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

6
See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

7
See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

8
See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.  Thomas J. Pritzker holds 59,853 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96 and 31,852 SARs that are currently exercisable at an exercise price of $41.74.  The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

9
See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

10
See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

11
See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

12
See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

13
See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

14
See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

15
See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

16
See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

17
See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

18
See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

19
See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	SCHEDULE 13D	Page 12 of 13

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

CUSIP No. 448579102	SCHEDULE 13D	Page 13 of 13

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 4th day of December, 2012.

Lewis M. Linn, not individually, but solely as co-trustee of Burlington Trust - Oregon Trust #103, Carver Trust - Oregon Trust #184, Signal Trust - Washington Trust #96, Mile Trust - Washington Trust #111, Salmon Trust - Washington Trust #154, Yellow Trust - Washington Trust #155, Chehalis Trust - Washington Trust #156, Wynoochee Trust - Washington Trust #157, Quimalt Trust - Washington Trust #158, Queets Trust - Washington Trust #159, Wind Trust - Washington Trust #160, Aberdeen Trust - Washington Trust #170, Hoquiam Trust - Washington Trust #171, Zesty Trust - Washington Trust #172, Bellingham Trust - Washington Trust #173, Blaine Trust - Washington Trust #174, Chuckanut Trust - Washington Trust #175 and Anacortes Trust - Washington Trust #176

By:	/S/ LEWIS M. LINN
Name:	Lewis M. Linn
Title:	Co-Trustee